Mail Stop 3561

July 24, 2006

Eduard Jaeger, Chief Executive Officer
Ironclad Performance Wear Corporation
1111 East El Segundo Boulevard
El Segundo, California 92045

      Re: **Ironclad Performance Wear Corporation**
              Registration Statement on Form SB-2
              Filed June 26, 2006
              File No. 333-135288

Dear Mr. Jaeger:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Business, page 1

1. We note your discussion that you manufacture your gloves using functional materials trademarked by other companies. Please tell us and disclose whether you pay these companies any licensing fees for the use of their name on your products.

Results of Operations, page 22

2. We note that you identify a number of factors that affected the increase in net
    sales and changes in operating expenses. Please revise your discussion to
    quantify the impact of each factor. Also, please discuss whether you expect
    trends to continue or change and the reasons why.

Inventory Obsolescence Allowance, page 27

3. Please revise to disclose the amounts included in cost of sales for inventory
    obsolescence and the amounts reserved as of each balance sheet date.

Note 3 – Summary of Significant Accounting Policies, page F-11

Revenue Recognition, page F-12

4. Please revise to more fully disclose your revenue recognition policies in a manner
    consistent with the disclosures on page 27.

Returns Policy, page F-12

5. Please revise your note to provide the disclosures required by paragraph 14 of
    FIN 45.

Note 6 – Trademarks, page F-20

6. Please provide us with additional information regarding the trademarks you have
    recorded. In this regard, please indicate whether these trademarks were a result of
    acquisitions by the legacy Ironclad business or whether they were internally
    generated. Also, please revise to separately disclose the balances for definite-
    lived trademarks and indefinite-lived trademarks.

Note 7 – Accounts Payable and Accrued Expenses, page F-20

7. Please provide us with more details about your accrued bonus amounts,
    specifically the nature of the bonus program, what periods the accrued amounts
    relate to, and when these bonuses are expected to be paid.

Note 8 – Bank Lines of Credit, F-21

8. We note your discussion that you were not in compliance with your debt
    covenants as of December 31, 2004 and that you received a waiver from your
    lender. Please tell us and disclose whether you were in compliance as of

December 31, 2005 and March 31, 2006; including whether a waiver was required to obtain this compliance.

Note 15 – Subsequent Events, page F-30

Westrec Additional Warrant, page F-30

9. Please tell us how you accounted for the separately issued warrants to Westrec Capital in April 2006. If you have recognized expenses related to this issuance, please tell us and disclose the amounts and how these warrants were valued. Please cite your basis in the accounting literature in your response.

Securities Issued in Connection with the Merger Completed on May 9, 2006, page II-2

10. Please tell us and disclose how you accounted for the warrants issued to Brean Murray in connection with your private placement. Please confirm that this was in addition to the cash fees paid.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective , it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct you attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kathleen Kerrigan at (202) 551-3369 or Michael A. Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend at (202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Albert P. Asatoorian, Esq.
       Stubbs Alderton & Markiles, LLP
       Via Fax: (818) 474-8606